

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2014

<u>Via Email</u>
Richard Groome
Chief Executive Officer
Urban Barns Foods Inc.
Office 205 – 209 Lakeshore Road
Pointe-Claire, Quebec, Canada H9S 4L3

      Re: **Urban Barns Foods Inc.**
              Form 10-Q for the quarterly period ended April 30, 2013
              Filed June 14, 2013
              File No. 000-53942

Dear Mr. Groome:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Linda Cvrkel

                          Linda Cvrkel
                          Branch Chief